                                                                 -----------------------------
                                  UNITED STATES                            OMB APPROVAL
                          SECURITIES AND EXCHANGE COMMISSION     ------------------------------
                               Washington, D.C. 20549            OMB Number         3235-0145
                                                                 Expires:    October 31, 1994
                                                                 Estimated average burden
                                                                 hours per form.........14.90
                                                                 ------------------------------

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                          ADVANCED LOGIC RESEARCH, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   007948 10 2
                           ---------------------------
                                 (CUSIP Number)

                                 Mr. Robert Lee
                          Wearnes Technology Pte. Ltd.
                              801, Lorong 7, #07-00
                            Toa Payoh, Singapore 1231
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 18, 1997
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     007948102

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      WEARNES TECHNOLOGY PTE., LTD.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Republic of Singapore
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          4,780,549 SHARES
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            4,780,549 SHARES
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,780,549 SHARES
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      38.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     007948102

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Mr. Wong Chun Win
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Republic of Singapore
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          50,000 SHARES
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            50,000 SHARES
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      50,000 SHARES
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     007948102

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      WBL CORPORATION LIMITED (formerly known as WEARNE BROTHERS, LIMITED)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            REPUBLIC OF SINGAPORE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          4,830,549 SHARES**
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            4,830,549 SHARES*
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,830,549 SHARES**
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      38.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** WBL Corporation Limited disclaims beneficial ownership of such shares.

         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the
Schedule 13D filed June 10, 1991, and all amendments thereto (the "Schedule 13D"), by Wearnes Technology Pte., Ltd., a Singapore corporation ("Wearnes"), WBL Corporation Limited, (formerly known as Wearne Brothers, Limited), a Singapore corporation ("WB"), and Mr. Wong Chun Win, relating to the Common Stock, par value $0.01 per share (the "Shares"), of Advanced Logic Research, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not defined have the same meanings ascribed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

           Item 2 is hereby amended in its entirety as follows:

          This statement is filed by and on behalf of Wearnes, WB and Mr. Wong. Wearnes, WB and Mr. Wong may be collectively referred to herein as the "Filing Persons," and individually as a "Filing Person."

           The Filing Persons may for certain purposes be deemed members of a "group" as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder. However, there are no agreements or understandings that the Filing Persons will act in concert with respect to all or any of the matters described in Item 4 hereof. Information with respect to each Filing Person is given solely by the respective Filing Person, and neither Filing Person has responsibility for the accuracy or completeness of information supplied by the other Filing Person.

           Wearnes Technology Pte., Ltd.

           The principal business of Wearnes is the designing, manufacturing and marketing of computers, computer peripherals and other related products and components, and the address of the principal business and office is 801 Lorong 7, #07-00, Toa Payoh, Singapore 1231.

           The name, citizenship, business address, present principal occupation or employment, principal business and address of any corporation or other organization in which such employment or occupation is conducted for each of the directors and executive officers of Wearnes are set forth in Schedule 1 which is incorporated by reference herein.

           To the best knowledge of Wearnes, neither Wearnes nor any of its directors or executive officers has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            WBL Corporation Limited (formerly known as Wearne Brothers, Limited)

            The principal business of WB is operating as an investment holding company, and the address of the principal business and office is 65 Chulia Street #41-08, OCBC Centre, Singapore 0104.

           The name, citizenship, business address, present principal occupation or employment, principal business and address of any corporation or other organization in which such employment or occupation is conducted for each of the directors and executive officers of WB are set forth in Schedule 2 which is incorporated by reference herein.

           To the best knowledge of WB, neither WB nor any of its directors or executive officers has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Mr. Wong Chun Win. Mr. Wong Chun Win's citizenship, business address, present principal occupation or employment, and the principal business and address of any corporation or other organization in which such employment or occupation is conducted are set forth in Schedule 2 which is incorporated by reference herein. To the best knowledge of Mr. Wong, during the last five years, he has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION

           Item 4 is hereby amended in its entirety as follows:


           On June 18, 1997, Wearnes entered into an engagement letter with Hambrecht & Quist LLC, pursuant to which Hambrecht & Quist LLC agreed to represent Wearnes in its proposed sale of its Shares to Gateway 2000, Inc., a Delaware corporation ("Gateway"). A copy of the engagement letter is attached hereto as Exhibit B and is incorporated herein by reference.

           On June 19, 1997, Gateway, Deuce Acquisition Company, Inc., a Delaware corporation ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit C and is incorporated herein by reference. The Merger Agreement provides for the commencement of a cash tender offer (which tender offer will be in compliance with Section 14(d)(1) of the Securities Exchange Act of 1934, as amended, and in compliance with the rules and regulations promulgated thereunder) to purchase all outstanding Shares (the "Tender Offer"), at a price of $15.50 per Share, net to the seller in cash, as promptly as reasonably practicable after the date thereof, but in no event later than five business days after the initial public announcement of Gateway's intention to commence the Tender Offer. The obligation of Gateway to accept for payment and pay for the Shares tendered pursuant to the Tender Offer is subject to certain conditions that are described in the Merger Agreement.

           The Merger Agreement provides that, following the purchase of Shares by Gateway in the Tender Offer, upon the terms and subject to the conditions thereof, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), at the election of Gateway, the Merger Sub shall be merged with and into the Issuer or the Issuer shall be merged with and into the Merger Sub (the "Merger"). As a result of the Merger, the separate corporate existence of either the Merger Sub or the Issuer, as the case may be, shall cease and the other party shall continue as the surviving corporation of the Merger and shall become a wholly-owned subsidiary of Gateway. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Issuer, or owned by Gateway, Merger Sub or any direct or indirect wholly owned subsidiary of Gateway or of the Issuer and any Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the DGCL) shall be cancelled and shall be converted automatically into the right to receive the amount paid per Share in the Tender Offer, in cash, without interest.


           On June 19, 1997, Wearnes and Mr. Wong entered into a Stockholders Agreement with Gateway, Deuce Acquisition Corporation, Eugene Lu, and Philip A. Harding, pursuant to which each of Wearnes and Mr. Wong agreed, among other things, to grant Gateway an option to purchase their Shares at a purchase price of $15.50, to vote in favor of the proposed merger of Deuce Acquisition Corporation and the Issuer and to tender their Shares in the event Gateway commences a tender offer for the Shares of Issuer. A copy of the Stockholders Agreement is attached hereto as Exhibit D and is incorporated herein by reference.

           On June 19, 1997, Gateway and the Issuer issued a joint press release announcing the execution of the Merger Agreement and the Stockholders Agreement. A copy of the press release is attached hereto as Exhibit E and is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           Item 5 is amended in its entirety as follows:

           (a) The table below sets forth for each of the Filing Persons the number of Shares beneficially owned through the date of this Amendment No. 2 and the percentage of the Shares outstanding which such ownership represents:

     Name                        No. of Shares              Percent of Class*
     ----                        -------------              -----------------
     Wearnes                         4,780,549                     38.1%
     Wong Chun Win                      50,000                      0.4%
     WB**                            4,830,549                     38.5%

------------------

* Based on 12,542,337 Shares outstanding on May 2, 1997, as reported in the Issuer's Form 10-Q for the quarter ended March 31, 1997.

** Includes 4,780,549 Shares owned by Wearnes and 50,000 Shares owned by Mr. Wong, of which WB may be deemed a beneficial owner. WB disclaims beneficial ownership of such Shares.

           Except as noted above, neither of the Filing Persons, nor, to the best of their knowledge, any of their respective associates, executive officers or directors owns or has any right to acquire, directly or indirectly, any shares of the Issuer.

           (b)    No change.

           (c) During the past sixty (60) days, neither of the Filing Persons nor, to the best of their knowledge, any of their respective associates, executive officers or directors has effected any transactions related to the Common Stock of the Issuer.

           (d)    Not applicable.

           (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 is hereby amended in its entirety as follows:

           On June 19, 1997, Gateway, Merger Sub and the Issuer entered into the Merger Agreement, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference. The Merger Agreement provides for the commencement of the Tender Offer, at a price of $15.50 per Share, net to the seller in cash, as promptly as reasonably practicable after the date thereof, but in no event later than five business days after the initial public announcement of Gateway's intention to commence the Tender Offer. The obligation of Gateway to accept for payment and pay for the Shares tendered pursuant to the Tender Offer is subject to certain conditions and restrictions that are described in the Merger Agreement.

           The Merger Agreement provides that, following the purchase of Shares by Gateway in the Tender Offer, upon the terms and subject to the conditions thereof, and in accordance with the DGCL, Gateway shall consummate the Merger. As a result of the Merger, at the election of Gateway, the separate corporate existence of either the Merger Sub or the Issuer shall cease and the other party shall continue as the surviving corporation of the Merger and will become a wholly owned subsidiary of Gateway. On June 19, 1997, Wearnes and Mr. Wong entered into a Stockholders Agreement with Gateway, Merger Sub, Eugene Lu, and Philip A. Harding, pursuant to which each of Wearnes and Mr. Wong agreed, among other things, to grant Gateway an option to purchase their Shares at a purchase price of $15.50, to vote in favor of the proposed merger of Merger Sub and the Issuer and to tender their Shares in the event Gateway commences a tender offer for the Shares of Issuer. A copy of the Stockholders Agreement is attached hereto as Exhibit D and is incorporated herein by reference.

           Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons, or to the best of their knowledge, any of the associates or any of them, or between any of such persons and any other person, with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

           Exhibit         Description
           ------          -----------
             A.            Agreement in writing to file this Schedule 13D.
             B.            Engagement Letter with Hambrecht & Quist LLC, dated
                           June 18, 1997.
             C.            Agreement and Plan of Merger by and among Gateway,
                           Merger Sub and the Issuer, dated June 19, 1997.
             D.            Stockholders  Agreement by and among Gateway, Merger
                           Sub, Wearnes,  Mr. Wong, Eugene Lu and Philip
                           Harding, dated June 19, 1997.
             E.            Press Release dated June 19, 1997.

                                   SCHEDULE 1


                         DIRECTORS & EXECUTIVE OFFICERS
                                       OF
                          WEARNES TECHNOLOGY (PTE) LTD.

                                                                                   PRINCIPAL OCCUPATION,
          NAME AND CITIZENSHIP*                                                     EMPLOYER & BUSINESS
                DIRECTORS                    BUSINESS ADDRESS                           DESCRIPTION
          --------------------               ----------------                      --------------------
Tang I-Fang                          65 Chulia Street #41-08           Executive Chairman of WBL Corporation Limited
                                     OCBC Centre                       (formerly known as Wearne Brothers,
                                     Singapore 0104                    Limited)*** and Chairman of United Engineers
                                                                       Limited **

Wong Chun Win                        801, Lorong 7                     Chairman of Wearnes Technology (Private)
                                     Toa Payoh                         Limited *** and a Director of WBL Corporation
                                     Singapore 1231                    Limited ***

+ Dr. Cham Tao Soon                  Nanyang Technological University  President of Nanyang Technological University
                                     Upper Jurong Road                 (a Singapore University)
                                     Nanyang Avenue
                                     Singapore 2263

Lee Ying Cheun                       65 Chulia Street #41-08           Managing Director of Wearnes Technology
                                     OCBC Centre                       (Private) Limited*** and Group General
                                     Singapore 0104                    Manager of WBL Corporation Limited***

                                                                                   PRINCIPAL OCCUPATION,
          NAME AND CITIZENSHIP*                                                     EMPLOYER & BUSINESS
          (EXECUTIVE OFFICERS)               BUSINESS ADDRESS                           DESCRIPTION
          --------------------               ----------------                      --------------------
Robert Lee Soon Heng                 801, Lorong 7                     Group Financial Controller of Wearnes
                                     Toa Payoh                         Technology (Private) Limited***
                                     Singapore 1231

-----------------
*        Each person listed above is a citizen of the Republic of Singapore.
** The principal business of United Engineers Limited, a Singapore corporation, is operating as an investment holding company, and the address of the principal business and office is 257 Jalan Ahmad Ibrahim, Singapore 2262.
***      See Item 2 for a business description.
+        Non-executive director of Wearnes Technology (Private) Limited

                                   SCHEDULE 2


                         DIRECTORS & EXECUTIVE OFFICERS
                                       OF
                             WBL CORPORATION LIMITED
                  (formerly known as WEARNE BROTHERS, LIMITED)

                                                                                          PRINCIPAL OCCUPATION,
        NAME AND CITIZENSHIP*                                                              EMPLOYER & BUSINESS
              DIRECTORS                         BUSINESS ADDRESS                                DESCRIPTION
          --------------------                     ----------------                      --------------------
Tang I-Fang                             65 Chulia Street #19-00           Executive Chairman of WBL Corporation Limited
                                        OCBC Centre                       (formerly known as Wearne Brothers, Limited *** and
                                        Singapore 0104                    Chairman of United Engineers Limited **

+ Dr. Cham Tao Soon                     Nanyang Technological University  President of Nanyang Technological University
                                        Upper Jurong Road                 (a Singapore University)
                                        Nanyang Avenue
                                        Singapore 2263

General (B) Tan Sri                     65 Chulia Street #19-00           Director of WBL Corporation Limited***
Datuk Ibrahim bin                       OCBC Centre
Datuk Ismail                            Singapore 0104

+Lai Teck Poh                           c/o Oversea-Chinese               Executive Vice President of Oversea-Chinese Banking
                                        Banking Corporation Limited       Corporation Limited****
                                        65 Chulia Street #41-08
                                        OCBC Centre
                                        Singapore 0104

Soh Yew Hock                            65 Chulia Street #41-08           Director and Group General Manager of WBL Corporation
                                        OCBC Centre                       Limited***
                                        Singapore 0104

Wong Chun Win                           801, Lorong 7                     Director of WBL Corporation Limited***and Chairman of
                                        Toa Payoh                         Wearnes Technology (Private) Limited***
                                        Singapore 1231

+Michael Wong Pakshong                  65 Chulia Street #41-08           Director of WBL Corporation Limited***
                                        OCBC Centre
                                        Singapore 0104

                                                                             PRINCIPAL OCCUPATION,
     NAME AND CITIZENSHIP*                                                     EMPLOYER & BUSINESS
     (EXECUTIVE OFFICERS)                    BUSINESS ADDRESS                      DESCRIPTION
    ---------------------                    ----------------                ----------------------
Lee Ying Cheun                          65 Chulia Street #41-08           Managing Director of Wearnes Technology (Private)
                                        OCBC Centre                       Limited*** and Group General Manager of WBL
                                        Singapore                         Corporation Limited***

Chia Sin Cheng                          65 Chulia Street #41-08           General Manager, Group Finance & Treasury of WBL
                                        OCBC Centre                       Corporation Limited***
                                        Singapore

------------------
* Each person listed above is a citizen of the Republic of Singapore except for General (B) Tan Sri Datuk Ibrahim bin Datuk Ismail is a Malaysian.
** The principal business of United Engineers Limited, a Singapore corporation, is operating as an investment holding company, and the address of the principal business and office is 257 Jalan Ahmad Ibrahim, Singapore 2262.
***   See Item 2 for a business description.
**** The principal business of Oversea-Chinese Banking Corporation Limited is banking.
+     Non-executive director of WBL Corporation Limited.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 1997


                                    WEARNES TECHNOLOGY PTE., LTD.


                                    By: /s/ Wong Chun Win
                                    -------------------------------------------
                                    Title: Chairman


                                    WBL CORPORATION LIMITED


                                    By: /s/ Wong Chun Win
                                    -------------------------------------------
                                    Title: Director


                                    MR. WONG CHUN WIN


                                    /s/   Wong Chun Win
                                    -------------------------------------------

                                  EXHIBIT INDEX

EXHIBIT                    DESCRIPTION
------                     -----------
  A.                       Agreement in writing to file this Schedule 13D.
  B.                       Engagement Letter with Hambrecht & Quist LLC, dated
                           July 18, 1997.
  C.                       Agreement and Plan of Merger by and among Gateway,
                           Merger Sub and the Issuer, dated June 19, 1997.
  D.                       Stockholders Agreement by and among Gateway, Merger
                           Sub, Wearnes, Mr. Wong, Eugene Lu and Philip Harding,
                           dated June 19, 1997.
  E.                       Press Release dated June 19, 1997.